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                               [LOGO OF MEDQUIST]

                                            June 1, 2000

To Our Stockholders:

   I am pleased to inform you that on May 22, 2000, MedQuist Inc. ("MedQuist") entered into a Tender Offer Agreement (the "Agreement") with Koninklijke Philips Electronics N.V., a corporation organized and existing under the laws of the Netherlands ("Royal Philips"), pursuant to which Royal Philips commenced today a tender offer (the "Offer") for 22,250,327 outstanding shares of MedQuist common stock at $51.00 per share in cash. If more than 22,250,327 shares are validly tendered and not withdrawn pursuant to the Offer, the number of shares of common stock to be purchased from each stockholder will be reduced pro rata.

   At a May 21, 2000 special meeting, your Board of Directors unanimously determined that the terms of the Offer are fair to and in the best interests of the stockholders of MedQuist and declared that the Offer was advisable, approved the Agreement, the other agreements entered into in connection with the Offer, and the transactions contemplated thereby, and recommended that the stockholders accept the Offer and tender their shares pursuant to the Offer. In arriving at its decision, your Board of Directors gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. The enclosed
Schedule 14D-9 describes your Board of Directors' decision and contains other important information relating to that decision. We urge you to read it carefully.

   Accompanying this letter, in addition to the Schedule 14D-9, is Royal Philips' Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how you can tender your shares. We urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the Offer.

                                          Sincerely,
                                          David A. Cohen
                                          Chairman and Chief Executive Officer